Exhibit 99.1
FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON  M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

October 8, 2015

ITEM 3.	NEWS RELEASE

Issued October 8, 2015 and distributed through the facilities of CNW (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced a non-brokered private placement with two of its largest shareholders for 1.8 million Common shares of the Company at a price of $8.10 per share for gross proceeds of $14,580,000 (the “Placement”). Funds from the Placement will be used for general working capital requirements.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

FCMI is acquiring 1,500,000 Common Shares (the “Placement Shares”) of the Issuer under the Placement for gross proceeds of $12,150,000.  FCMI is owned and controlled by Albert D. Friedberg and members of his family.  Mr. Friedberg (and FCMI) is a related party of the Company by virtue of a combination of beneficially owning, or controlling or directing, directly or indirectly, greater than 10% of the outstanding Common shares of the Company.  Accordingly, the Placement is, to the extent of FCMI’s subscription, a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").

FCMI has advised it currently owns directly 212,182 common shares of the Issuer representing 0.42% of the issuer's issued and outstanding Shares.  FCMI has advised that Mr. Friedberg may be considered the sole beneficial owner of shares of the Issuer owned by:

(a)	FCMI, by virtue of his control of FCMI; and

(b)	FCMI Financial Corporation (“FCMI Fin”), which is wholly owned by FCMI;

(c)	Pan Atlantic Bank and Trust Ltd. (“PABTL”), which is wholly owned by FCMI; and

(d)	The Buckingham Charitable Foundation (“Buckingham”), of which Mr. Friedberg is a trustee and shares voting and dispositive power with Nancy Friedberg.

FCMI has advised that FCMI Fin, PABTL and Buckingham directly own 1,444,042 Shares, 6,254,432 Shares and 250,000 Shares of the Issuer, respectively.  In addition, FCMI has advised that Albert Friedberg and Nancy Friedberg directly own and control personally 21,700 Shares and 50,825 Shares of the Issuer, respectively.  Herein, Albert Friedberg, Nancy Friedberg, FCMI, FCMI Fin, PABTL and Buckingham are referred to collectively as the “Friedberg Entities”.  Collectively, the Friedberg Entities beneficially own and control 8,233,181 Shares of the Issuer, representing 16.38% of the issuer's issued and outstanding Shares.

On completion of the Placement, FCMI will directly own and control 1,712,182 Shares, representing 3.29% of the Issuer's issued and outstanding Shares.  On completion of the Placement, the Friedberg Entities will own and control, directly and indirectly, 9,733,181 Shares, representing 18.7% of the Issuer's issued and outstanding Shares.  Each of the directors of the Issuer is independent of each of the Friedberg Entities and, accordingly, no special procedure for board approval of the Placement to FCMI was required other than to confirm the availability of exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101.

The Placement of the Placement Shares to FCMI is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that neither the fair market value of the Shares or the purchase price of the Shares is greater than 25% of the market capitalization of the Company.

In connection with the Placement, FCMI will enter into agreements with the Company containing customary provisions and, in respect of the Placement, on the same terms as the non-insider subscribers to the Placement.

The Company did not file a material change report more than 21 days before the expected closing of the Placement as the details of the Placement and the participation therein by related parties of the Company were not settled until shortly prior to announcing it and the Company wishes to close it on an timely basis for sound business reasons.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:             Rudi Fronk, Chief Executive Officer
Telephone:        (416) 367-9292

ITEM 9.	DATE OF REPORT

October 8, 2015

Annex A

News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 8, 2015

Seabridge Gold Arranges a $14.6 Million Non-Brokered Private Placement

Seabridge Gold Inc. (the "Company") announced today that it has arranged a non-brokered private placement with two of its largest shareholders who have collectively agreed to purchase 1.8 million common shares of the Company at a price of $8.10 per share for gross proceeds of $14,580,000. Funds from the private placement will be used for general working capital requirements. FCMI Parent Co. (“FCMI”), an entity controlled by Albert D. Friedberg and members of his immediate family, will purchase 1.5 million shares of the private placement.

Seabridge Chairman and CEO Rudi Fronk noted that “FCMI has been a shareholder of Seabridge since 2001 and we are grateful for their ongoing support. The proceeds from this financing are sufficient to cover Seabridge’s ongoing property holding costs and corporate G&A into 2017. Our plan is to fund exploration separately through flow-through offerings at a premium to market, if and when our board determines that further programs are warranted.”

“Our fully-funded 2015 exploration program continues to deliver on expanding higher grade core zones that have the potential to enhance projected economics at our 100% owned KSM project in northwestern British Columbia. As in previous years, we expect this year’s exploration to generate additional gold resources which more than offset the share dilution required to finance the Company’s operations. Growing gold ownership per share remains a key objective for Seabridge," Mr. Fronk said.

The private placement is expected to close on or about October 30, and is subject to customary closing conditions including, but not limited to, the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (“NYSE”) and the receipt of all necessary approvals, including the approval of the TSX and the NYSE. The shares issued under this private placement will be subject to a four-month hold period.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work, including that the expansion of higher grade core zones have the potential to enhance projected economics and that exploration is expected to generate additional gold resources which more than offset the share dilution, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the timing of closing and use of proceeds from the Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the need to satisfy regulatory and legal requirements with respect to the Offering, uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2014 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net